November 16, 2005





Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 20549-7010
Attn: Nili Shah

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           Form 10-Q for Quarter Ended July 2, 2005
                           Filed August 11, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         We have received comments via facsimile from the staff of the Securities and Exchange Commission (the "Commission") on August 31, 2005, relating to the above-referenced filings of Cavalier Homes, Inc. ("Cavalier" or the "Company"). On October 14, 2005, we responded to all of the Commission's comments with the exception of items 4 and 5. Additionally, on November 14, 2005, we responded to the Commission's verbal request for the Company's understanding and application of paragraph 10 of FIN 45. The following paragraphs set forth our response to items 4 and 5 in the Commission's letter.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

10.  Commitments and Contingencies
----------------------------------
4. We note the Commission's request for information on the Company's consideration of FIN 46R 4.h (3). It is the Company's belief that it is inherent in the exclusive dealer arrangements that the Company would not provide greater than 50% of the equity, subordinated debt and other subordinated financial support.
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Securites and Exchange Commission
November 16, 2005
Page 2
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In the typical situation, an exclusive dealer will finance its purchase of inventory with an independent third party floor plan financial institution. In addition to the floor plan liability, a dealership would have equity in the business as well as personal equity, and many dealerships would have other debt such as for financing of property, plant and equipment, used homes inventory and real estate to be sold in conjunction with home sales, among other reasons.

Cavalier does not provide any equity or subordinated debt to its independent exclusive dealers. None of the dealerships' other forms of financing are provided or guaranteed by Cavalier. The only potential interest that Cavalier has in the expected losses of an exclusive dealer relates to the repurchase commitment that Cavalier issues to the third party financial institution, which is conditioned upon certain credit events of the dealership. However, even if the full fair value of the repurchase commitment is deemed to be and is included as a form of subordinated financial support to the dealer, the fair value of that commitment will never approach 50 percent of the total subordinated financial support.

The following calculation provides the Company's analysis of the fair value, at the date of issuance of the repurchase commitment, of only two components of the dealers' subordinated financial support (namely the floor plan liability, which is a third party debt and Cavalier's repurchase commitment):

                                                            Lowest                                          Highest Inventory
                                                      Inventory Exclusive Dealer   An Exclusive Dealer      Exclusive Dealer


Fair value of guarantee per floor at inception  (1)         $ 888                         $ 888                    $ 888

Floor plan liability - floors (home sections)                   6                            18                       49

Floor plan liability  - $                               $ 126,000                     $ 378,000              $ 1,029,000

Fair value of repurchase obligation                       $ 5,328                      $ 15,984                 $ 43,512

% of Cavalier's subordinated support to dealer's             4.06%                         4.06%                   4.06%
floor plan liability plus  Cavalier's subordinated
 support



(1) As previously communicated in our letter dated October 14, 2005, the Company estimates the fair value of its manufacturer's inventory repurchase agreements under the provisions of FIN 45 at inception (the date a home is shipped to dealers whose floor plan financing includes Cavalier's repurchase commitment). The fair value of the inventory repurchase agreement has been estimated on a "pooled dealer" approach based on the creditworthiness of the independent dealers, as determined by the floor plan institution, and is derived using an income approach. Specifically, the fair value of the inventory repurchase agreement is determined by calculating the net present value of the difference in (a) the interest cost to carry the inventory over the maximum repurchase liability period at the prevailing floor plan note interest rate and (b) the interest cost to carry the inventory over the maximum repurchase liability period at the interest rate of a similar type loan without a manufacturer's repurchase agreement in force.

Securties and Exchange Commission
November 16, 2005
Page 3
-------------------------------


By the nature of the repurchase commitment, as demonstrated in the calculation above, it is virtually impossible for Cavalier to provide more than 50% of the equity, subordinated debt and other subordinated financial support of any of its exclusive dealers when considering the floor plan liability alone (that is, even without considering other forms of subordinated financial support that are provided to the dealership by parties unrelated to Cavalier).

We would like to clarify that Cavalier does not guarantee the full amount of the dealership's third party debt, nor does Cavalier provide its exclusive dealerships with any right to cause Cavalier to repurchase the inventory financed by the floor plan lender. Instead, the repurchase commitment is a contractual arrangement with the third party lender under which the Company is obligated, only upon default by the dealer, to repurchase the financed homes at a declining price (predetermined based on a schedule) based upon the Company's original invoice date and price. The floor plan lender must be able to return the home, in new condition, to Cavalier for resale in order for Cavalier to be obligated to perform under the repurchase agreement. The Company's exposure is limited to the difference between the declining price at which Cavalier may have to repurchase the home and the price at which the Company is able to resell the home. The repurchase commitment only extends to homes that remain unsold and subject to the third party financer's secured interest at the time of default. That is, Cavalier is not obligated to pay off an exclusive dealer's floor plan debt if the dealer sells a home but does not use the proceeds from the sale to pay off the related floor plan debt. Thus, while Cavalier's obligation may be triggered by a credit event (default) of the dealer, its actual obligation is merely to repurchase any unsold homes securing the third party debt, to the extent the homes are in new condition; Cavalier does not become obligated for the debt balance itself.

We note the Commission's request related to the Company's financing of certain homes sold to the retail customers of the Company's dealers. The Company finances less than 10% of the homes sold by its exclusive dealers. While there may be some commonality in the dealerships to which inventory is sold and for whose customers the Company's finance subsidiary provides retail financing, the two activities are otherwise independent and unrelated.

From Cavalier's perspective, the dealership is the end-user/customer with respect to inventory. Once inventory is purchased by a dealer, Cavalier has no further involvement with its disposition (except in the case of a requirement to repurchase in the event of default). The Company also provides financing to a separate class of customers--retail customers purchasing land, homes and other improvements from dealers. Such financing may pertain to the purchase of Cavalier's products or those of other manufacturers. That is, the Company's finance subsidiary finances homes sold by its dealers, including its exclusive dealers, and from dealers that sell other manufacturers' products. Additionally, Cavalier funds home loans other than for manufactured housing. The Company bundles most of these loans and sells them to a third party finance company, but does not retain the servicing function on sold loans. No retail customers, including those of the Company's exclusive dealers are required to obtain financing from Cavalier. Based on these facts, the Company does not consider this financing to be a variable interest as defined by FIN 46R.

Securties and Exchange Commission
November 16, 2005
Page 4
---------------------


We note the Commission's request regarding the date at which the Company evaluated its exclusive dealer arrangements pursuant to FIN 46R. Paragraph 6 of FIN 46R states the following:

         An entity subject to this Interpretation is called a variable interest entity. The investments or other interests that will absorb portions of a variable interest entity's expected losses or receive portions of the entity's expected residual returns are called variable interests. The initial determination of whether an entity is a variable interest entity shall be made on the date at which an enterprise becomes involved with the entity. That determination shall be based on the circumstances on that date including future changes that are required in existing governing documents and existing contractual arrangements. An enterprise is not required to determine whether an entity with which it is involved is a variable interest entity if it is apparent that the enterprise's interest would not be a significant variable interest and if the enterprise, its related parties, and its de facto agents (as described in paragraph 16) did not participate significantly in the design or redesign of the entity.

We acknowledge that the guidance above requires determination of whether an entity is a variable interest entity at the date of initial involvement by an enterprise. The Company's analysis of the fair value in the preceding table was made at the date of issuance of the repurchase commitment which is the point at which the fair value is the highest, as fair value declines over the term of the commitment period. Based on the nature of the exclusive dealer arrangement and the estimated fair value of Cavalier's guarantee relative to the dealers' total subordinated financial support, the Company would not provide more than 50% of the equity, subordinated debt and other subordinated financial support, regardless of the time period of the calculation. Further, the nature of the relationship between the repurchase commitment and the outstanding third party debt is such that, in virtually all cases, the ratio of the fair value of the commitment to the total subordinated financial support of a given dealer is will be at some amount less than 50 percent. Futher since the exclusive dealers' population changes frequently; through dealers converting from or to the non-exclusive program it is not meaningful for the Company to evaluate whether an entity is a variable interest entity at the date of initial involvement. Pursuant to this guidance, Cavalier does not believe that the exclusive dealers doing business with the Company are required to be evaluated to determine if they are variable interest entities because none of the four characteristics in paragraph 4. h. exists with respect to these exclusive dealers.

5. We note the Commission's request for information on the Company's consideration of FIN 46R 4.h (2). That paragraph indicates that the business scope exception is not met if, "the entity is designed so that substantially all of its activities either "involve" or "are conducted on behalf of" the reporting enterprise or its related parties. While, the Company provides the exclusive dealerships with the new homes they purchase for resale, that inventory is purchased outright, and once sold to the dealer, the Company has no further involvement with the operations of the dealership, including pricing strategies, marketing efforts, management and financing decisions, among other things. Therefore we would not conclude that the dealership conducts those activities on behalf of the Company.
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Securties and Exchange Commission
November 16, 2005
Page 5
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We acknowledge that the dealerships' purchase of inventory "involves" the
Company; however, procurement is only one example of activities that, under the definition in EITF 98-3, would be necessary for a business to continue normal operations and sustain a revenue stream. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. Included in inputs are long-lived assets, including intangible assets, or rights to the use of long-lived assets, intellectual property, the ability to obtain access to necessary materials or rights, and employees. Processes are the existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes. Output is the ability to obtain access to the customers that purchase the outputs of the set.

The integrated set of activities conducted at each exclusive dealership necessary to continue normal dealer operations and sustain a revenue stream would encompass, among others, procurement, sales, marketing, administration of personnel, accounting and payroll, billing and collecting, real estate and strategic management. Cavalier has no involvement in the activities of its exclusive dealers of the type identified above other than its role as a supplier of product. The inventory is purchased outright (title transfers to the dealer), and once inventory is purchased from Cavalier, the Company has no continuing involvement with the dealer's inventory (except in the case of the exercise by the third party lender of the repurchase commitment, which typically would not represent the normal business operations for which the dealership was designed). Cavalier does not participate in the ongoing activities or maintain control of any of a dealer's operations. Because of Cavalier's lack of involvement in the remaining activities of the exclusive dealers, substantially all of the dealers' activities do not involve and are not conducted on behalf of Cavalier.

We also note that, while the exclusive dealer arrangement limits the dealership to new home sales of Cavalier product only, the exclusive dealers also generate used home sales from trade-ins, repossessions placed with them by finance companies and wholesale purchases of distressed inventory from other businesses, which may be new or used products. Dealers also may generate revenue from other sources, including fees and brokerage commissions on finance and insurance products, service contracts, and real estate sales. Those activities do not involve, nor are they conducted on behalf of, Cavalier. Cavalier is unable to determine the amount of a dealer's revenue provided by other forms of revenue versus sales of Cavalier product.

Because of Cavalier's lack of involvement in the remaining activities of the exclusive dealers, we do not believe it is reasonable to conclude that the dealership is designed so that substantially all of the dealers' activities involve or are conducted on behalf of Cavalier. We believe the fact that the dealers participating in the Company's exclusive dealer program fluctuate significantly ,that is, some convert from or to the non-exclusive program, reinforces the view that the design of the exclusive dealers' activities is not under the company's direction.

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Securties and Exchange Commission
November 16, 2005
Page 6
---------------------

Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                                     Sincerely,

                                                     /s/ Michael R. Murphy
                                                     ---------------------
                                                     Michael R. Murphy
                                                     Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Brian Barksdale
         Elton Sims
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee